--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS
--------------------------------------------------------------------------------




Contact:      Daryl R. Forsythe, CEO
              Michael J. Chewens, CFO
              NBT Bancorp Inc.
              52 South Broad Street
              Norwich, NY 13815
              607-337-6416

                           Pursuant to Rule 425 under the Securities Act of 1933

                       NBT BANCORP ANNOUNCES 2000 EARNINGS
                           AND DECLARES CASH DIVIDEND

    NORWICH, NY (January 22, 2001) - NBT Bancorp Inc. (NBT) (NASDAQ: NBTB), parent company of NBT Bank, N.A., Pennstar Bank, N.A. (previously LA Bank, N.A. and Pioneer American Bank, N.A.) and NBT Financial Services, Inc., reported net income of $7.2 million or $0.30 per diluted share for the twelve months ended December 31, 2000, compared to net income of $26.3 million or $1.12 per diluted share for the twelve months ended December 31, 1999. Recurring net income, which excludes the after-tax effect of costs related to merger and acquisition activity, reorganizations, and net security transactions was $25.8 million, or $1.09 per diluted share, for the twelve months ended December 31, 2000 compared to $25.6 million, or $1.09 per diluted share, for the twelve months ended December 31, 1999.
    For the three months ended December 31, 2000, the Company reported a net loss of $7.3 million, or $(0.31) per diluted share, compared to net income of $5.8 million, or $0.25 per diluted share, for the same period in 1999. Recurring net income for the three months ended December 31, 2000 was $5.6 million, or $0.23 per diluted share, compared to $6.2 million, or $0.27 per diluted share, for the three months ended December 31, 1999.

    Commenting on 2000 results, President and CEO Daryl R. Forsythe noted, "Our net income for this year and, in particular, the results for the fourth quarter of 2000 were not unexpected based on merger, acquisition, and reorganization costs and net losses realized from security transactions in 2000. Core earnings remain strong, and we are confident in our strategic initiatives and earnings potential for the future."
    The increase in recurring net income for 2000, as well as the decrease of only $0.6 million in the fourth quarter of 2000 as compared to the comparable quarter in 1999, occurred despite a $3.3 million (or $2.1 million after-tax) increase in the provision for loan losses from $5.4 million in 1999 to $8.7 million in 2000, and a $1.7 million (or $1.1 million after-tax) increase in the provision for loan losses from $1.6 million in the fourth quarter of 1999 to $3.3 million in the corresponding quarter of 2000. These increases were necessitated by significant loan growth, primarily commercial loans, and an increase in nonperforming loans. Nonperforming loans at December 31, 2000 were $21.5 million as compared to $10.6 million at December 31, 1999. This increase was primarily the result of the continued process of integrating newly acquired banks into NBT. At December 31, 2000, the ratio of the allowance for loan losses to total loans was 1.41% compared to 1.34% at December 31, 1999, and the ratio of the allowance for loan losses to nonperforming loans was 113.12% at December 31, 2000 compared to 185.32% at December 31, 1999.
      "This year has been a challenging and productive one for our organization," continued President Forsythe. "While maintaining our strong focus on core earnings, we closed mergers with Lake Ariel Bancorp, Inc. and Pioneer American Holding Company Corp. and our acquisition of M. Griffith, Inc., an investment and financial advisory firm. Additionally, the integration of LA Bank, Pioneer American Bank and six branches acquired from Sovereign Bank was completed during the fourth quarter and resulted in the creation of Pennstar

Bank. Our commitment and effort during 2000 have positioned our organization to continue to build shareholder value in 2001 and beyond. We have also enhanced our ability to maintain and develop long-term customer relationships and to deliver community banking and financial services in the markets we serve."
    The Board of Directors also declared a first quarter 2001 cash dividend of $0.17 per share to shareholders of record as of March 1, 2001, payable on March 15, 2001. Cash dividends paid in 2000 totaled $15.4 million compared to $12.9 million in 1999 for an increase of $2.5 million, or 19.4 %.
    On January 2, 2001, NBT announced the signing of a definitive agreement with First National Bancorp, Inc. (FNB), parent company of The First National Bank of Northern New York, providing for the merger of FNB into NBT. Closing of the
merger  is  subject  to  approval  by  FNB's   shareholders  and  by  regulatory
authorities and is expected to occur in the second quarter of 2001. In connection with this transaction, NBT also announced a plan to repurchase 1.03 million shares of its common stock. To date, NBT has repurchased approximately 20,000 shares within a price range of $14.75-$15.06.
    NBT Bancorp Inc. is a financial holding company headquartered in Norwich, NY with combined assets of $2.7 billion at December 31, 2000. Wholly owned subsidiaries of NBT Bancorp at December 31, 2000, included NBT Bank with 37 locations serving Central and Northern New York, Pennstar Bank with 41 locations serving Northeastern Pennsylvania, and NBT Financial Services, Inc. which includes M. Griffith Inc., an investment and financial advisory firm. NBT Bank and Pennstar Bank are full-service community banks providing a broad range of financial products and services to businesses and individuals.
    More information about NBT Bancorp's community bank subsidiaries can be obtained on the Internet at www.nbtbank.com and www.pennstarbank.com.

FORWARD-LOOKING INFORMATION

         This news release contains forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT Bancorp Inc. and its subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond NBT's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) revenues may be lower than expected; (3) changes in the interest rate environment may reduce interest margins; (4) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT is engaged; (6) costs or difficulties related to the integration of the businesses of NBT and its merger partners may be greater than expected; (7) expected cost savings associated with recent and pending mergers and acquisitions may not be fully realized or realized within the expected time frames; (8) deposit attrition, customer loss, or revenue loss following recent and pending mergers and acquisitions may be greater than expected; (9) regulatory approvals and clearances and other prerequisites to the merger of NBT and FNB may not be obtained, or may be received outside of expected time frames; (10) competitors may have greater financial resources and developed products that enable such competitors to compete more successfully than NBT; and (11) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as of the date they are made. NBT Bancorp does not undertake to update forward-looking statements to reflect subsequent circumstances or events.
         In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a proxy statement/prospectus, which will describe the proposed merger of NBT and FNB and the proposed terms and conditions of the merger. Shareholders of FNB and other investors are encouraged to read the registration statement and proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815,
Attention: Michael J. Chewens, telephone (607) 337-6520.

                                                                     Page 6 of 9

                                NBT BANCORP INC.
                          SELECTED FINANCIAL HIGHLIGHTS
                         (preliminary unaudited results)


                                                                                                 Net             Percent
                                                             2000             1999             CHANGE            CHANGE
                                                             ----             ----             ------            ------
                                              (in thousands, except share and per share data)
THREE MONTHS ENDED DECEMBER 31,
Net Income (Loss)                                       $  (7,313)        $  5,820           $ (13,133)         (225.65)%
Diluted Earnings (Loss) Per Share                       $   (0.31)        $   0.25           $   (0.56)         (224.00)%
Recurring Net Income*                                   $   5,582         $  6,188           $    (606)           (9.79)%
Recurring Diluted Earnings Per Share**                  $    0.23         $   0.27           $   (0.04)          (14.81)%
Weighted Average Diluted Common Shares Outstanding     23,759,097       23,336,696             422,401             1.81 %
Return (Loss) on Average Assets (ROAA)                      (1.12)%           0.98%              (2.10)%        (214.29)%
ROAA based on Recurring Net Income                           0.85 %           1.04%              (0.19)%         (18.27)%
Return ( Loss) on Average Equity (ROAE)                    (13.95)%          11.83%             (25.78)%        (217.92 %
ROAE based on Recurring Net Income                          10.64 %          12.58%              (1.94)%         (15.42)%
Net Interest Margin                                          3.96 %           4.26%              (0.30)%          (7.04)%
Efficiency Ratio***                                         65.41 %          59.53%               5.88 %           9.88 %



TWELVE MONTHS ENDED DECEMBER 31,
Net Income                                              $   7,191         $ 26,257           $ (19,066)          (72.61)%
Diluted Earnings Per Share                              $    0.30         $   1.12           $   (0.82)          (73.21)%
Recurring Net Income*                                   $  25,836         $ 25,628           $     208             0.81 %
Recurring Diluted Earnings Per Share**                  $    1.09         $   1.09           $       -                - %
Weighted Average Diluted Common Shares Outstanding     23,600,294       23,414,336             185,958             0.79 %
Return on Average Assets (ROAA)                              0.29%            1.16%              (0.87)%         (75.00)%
ROAA based on Recurring Net Income                           1.03%            1.13%              (0.10)%          (8.85)%
Return on Average Equity (ROAE)                              3.60%           13.17%              (9.57)%         (72.67)%
ROAE based on Recurring Net Income                          12.92%           12.86%               0.06 %           0.47 %
Net Interest Margin                                          4.12%            4.32%              (0.20)%          (4.63)%
Efficiency Ratio***                                         59.11%           57.41%               1.70 %           2.96 %


BALANCE SHEET AS OF DECEMBER 31,
Loans                                                  $1,726,482       $1,466,867            $259,615            17.70 %
Earning Assets                                         $2,472,529       $2,254,729            $217,800             9.66 %
Total Assets                                           $2,655,788       $2,380,673            $275,115            11.56 %
Deposits                                               $2,040,238       $1,777,091            $263,147            14.81 %
Stockholders' Equity                                   $  208,021       $  191,472            $ 16,549             8.64 %



AVERAGE BALANCES
QUARTER ENDED DECEMBER 31,
Loans                                                  $1,692,949       $1,431,276            $261,673            18.28 %
Earning Assets                                         $2,457,272       $2,230,853            $226,419            10.15 %
Total Assets                                           $2,602,882       $2,360,982            $241,900            10.25 %
Deposits                                               $2,001,355       $1,762,853            $238,502            13.53 %
Stockholders' Equity                                   $  208,615       $  195,112            $ 12,926             6.61 %

* Recurring net income comprises net income (loss) excluding the after-tax effect of costs related to merger and acquisition activity, reorganizations and net security transactions.
** Recurring diluted earnings per share represents recurring net income divided by the weighted average diluted common shares outstanding.
*** The efficiency ratio is computed as total non-interest expense (excluding merger, acquisition and reorganization costs as well as OREO gains and losses) divided by fully taxable equivalent net interest income plus non-interest income (excluding net security transactions).

                                                                     Page 7 of 9

                                NBT BANCORP INC.
                          SELECTED FINANCIAL HIGHLIGHTS
                         (preliminary unaudited results)


                                                                                                 Net            Percent
                                                         2000             1999                CHANGE             CHANGE
                                                         ----             ----                ------             ------
                                           (in thousands, except share and per share data)
ASSET QUALITY AT DECEMBER 31,
Nonaccrual Loans                                      $12,688          $ 7,596               $ 5,092              67.04 %
90 Days and Still Accruing                            $ 8,181          $ 2,026               $ 6,155             303.80 %
Troubled Debt Restructured Loans                      $   656          $ 1,014               $  (358)            (35.31)%
Total Nonperforming Loans                             $21,525          $10,636               $10,889             102.38 %
Other Real Estate Owned (OREO)                        $   722          $ 1,438               $  (716)            (49.79)%
Total Nonperforming Assets                            $22,247          $12,074               $10,173              84.26 %
Allowance to Loans                                       1.41%            1.34%                 0.07 %             5.22 %
Total Nonperforming Loans to Loans                       1.25%            0.73%                 0.52 %            71.23 %
Total Nonperforming Assets to Assets                     0.84%            0.51%                 0.33 %            64.71 %
Allowance to Nonperforming Loans                       113.12%          185.32%               (72.20)%           (38,96)%



AT DECEMBER  31,
Equity to Assets                                         7.83%            8.04%                (0.21)%            (2.61)%
Book Value Per Share                                   $ 8.77           $ 8.24               $  0.53               6.43 %
Tangible Book Value Per Share                          $ 7.60           $ 7.85               $ (0.25)             (3.18)%
Tier 1 Leverage Ratio                                    7.10%            8.63%                (1.53)%           (17.73)%
Tier 1 Capital Ratio                                    10.25%           13.78%                (3.53)%           (25.62)%
Total Risk-Based Capital Ratio                          11.48%           14.95%                (3.47)%           (23.21)%



----------------------------------------------------- ---------- ---------- ----------- ---------- ------------ ---------
QUARTERLY COMMON STOCK PRICE
                                                              2000                  1999                   1998
Quarter End                                             HIGH        LOW       HIGH         LOW        HIGH        LOW
                                                        ----        ---       -----        ---        ----        ---
March 31                                              $16.50     $11.38      $23.33     $19.89       $19.05    $15.99
June 30                                                14.50       9.38       21.19      19.05        23.48     18.37
September 30                                           12.50       9.75       20.90      16.43        23.81     17.58
December 31                                            15.94      11.13       17.98      14.63        24.29     19.72
----------------------------------------------------- ---------- ---------- ----------- ---------- ------------ ---------


All common stock and per share data have been restated to give retroactive effect to stock dividends and splits.

                                                                     Page 8 of 9

NBT BANCORP INC. AND SUBSIDIARIES                                                     DECEMBER 31,     December 31,
CONSOLIDATED BALANCE SHEETS                                                               2000             1999
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)                                        (Unaudited)

ASSETS
Cash and due from banks                                                                $   96,429       $   74,304
Short term interest bearing accounts                                                       14,233            5,325
Trading securities                                                                         20,541                -
Securities available for sale, at fair value                                              576,372          606,727
Securities held to maturity (fair value of $101,833 and $109,147                          102,413          113,318
at December 31, 2000 and 1999, respectively)
Federal Reserve and Federal Home Loan Bank stock                                           27,647           27,654
Loans                                                                                   1,726,482        1,466,867
Less allowance for loan losses                                                            (24,349)         (19,711)
------------------------------------------------------------------------------------------------------------------------------------
  Net loans                                                                             1,702,133        1,447,156
Premises and equipment, net                                                                43,457           47,097
Intangible assets                                                                          27,739            9,081
Other assets                                                                               44,824           50,011
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           $2,655,788       $2,380,673
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Demand (noninterest bearing)                                                          $  302,137       $  267,895
 Savings, NOW, and money market                                                           671,980          605,334
 Time                                                                                   1,066,121          903,862
------------------------------------------------------------------------------------------------------------------------------------
  Total deposits                                                                        2,040,238        1,777,091

Short-term borrowings                                                                     132,375          142,267
Long-term debt                                                                            234,872          251,970
Other liabilities                                                                          40,282           17,873
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                     2,447,767        2,189,201

 Total stockholders' equity                                                               208,021          191,472
------------------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                             $2,655,788       $2,380,673
------------------------------------------------------------------------------------------------------------------------------------


                                                                                             Twelve months ended
NBT BANCORP INC. AND SUBSIDIARIES                                                               December 31,
CONSOLIDATED STATEMENTS OF INCOME                                                           2000             1999
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                   (Unaudited)
Interest and dividend income:
Loans                                                                                 $  140,725       $  115,990
Securities - available for sale                                                           40,927           40,254
Securities - held to maturity                                                              6,127            6,166
Other                                                                                      2,752            2,462
------------------------------------------------------------------------------------------------------------------------------------
  Total interest and dividend income                                                     190,531          164,872
------------------------------------------------------------------------------------------------------------------------------------

Interest expense:
Deposits                                                                                  73,791           56,565
Short-term borrowings                                                                      8,777            6,011
Long-term debt                                                                            13,453           12,882
------------------------------------------------------------------------------------------------------------------------------------
  Total interest expense                                                                  96,021           75,458
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                       94,510           89,414
Provision for loan losses                                                                  8,678            5,440
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                                       85,832           83,974
------------------------------------------------------------------------------------------------------------------------------------
Noninterest income:
Trust                                                                                      3,382            3,305
Broker-dealer commission income                                                            2,723               46
Service charges on deposit accounts                                                        8,284            7,588
Net securities (losses) gains                                                             (1,216)           1,803
Other                                                                                      6,043            6,340
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest income                                                                19,216           19,082
------------------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
Salaries and employee benefits                                                            35,411           30,751
Office supplies and postage                                                                2,954            3,044
Occupancy                                                                                  5,692            5,212
Equipment                                                                                  5,728            5,368
Professional fees and outside services                                                     3,754            3,008
Data processing and communications                                                         5,828            5,392
Amortization of intangible assets                                                          1,722            1,323
Merger, acquisition and reorganization costs                                              23,625              835
Other operating                                                                            9,148            7,984
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expense                                                               93,862           62,917
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                11,186           40,139
Income taxes                                                                               3,995           13,882
------------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                          $   7,191        $  26,257
------------------------------------------------------------------------------------------------------------------------------------

Earnings Per Share:
     Basic                                                                             $    0.31        $    1.14
     Diluted                                                                           $    0.30        $    1.12
------------------------------------------------------------------------------------------------------------------------------------

All per share data have been restated to give retroactive effect to stock dividends and splits.


                             ****END OF RELEASE****